BACK YARD BURGERS | 2001 | ANNUAL REPORT


BACK YARD
BURGERS

About the Company

Back Yard Burgers operates and franchises quick-service restaurants that specialize in charbroiled, freshly prepared, great tasting food. As our name implies, Back Yard Burgers strives to offer the same high-quality ingredients and special care typified by outdoor grilling in the back yard. Our menu features made-to-order gourmet 100% Black Angus hamburgers and chicken sandwiches charbroiled over an open flame, fresh salads, chili and other special entrees, as well as hand-dipped milkshakes, fresh-made lemonade and fresh-baked cobblers.

Our goal for 2002 is to continue to position Back Yard Burgers as a favored regional premium fast-food restaurant chain. We intend to add more restaurants to our family and further enhance our existing dine-in facilities. We will strive to live our vision – "As a team, provide the ultimate restaurant experience to our guests." We plan to continue to creatively communicate our points of differentiation - charbroiled 1/3 pound 100% Black Angus beef hamburgers, charbroiled chicken sandwiches and our unique "Back Yard" favorites.

Financial Highlights

(in thousands, except per share amounts and units)

	December 29, 2001	December 30, 2000	January 1, 2000
For the year ended:			
Restaurant sales	$ 27,541	$ 26,182	$ 26,480
Total revenues	31,138	29,260	29,295
Net income (loss)	1,027	466	(558)
Net income (loss) per share:			
Basic	0.22	0.10	(0.12)
Diluted	0.22	0.10	(0.12)
Weighted average shares outstanding:			
Basic	4,635	4,632	4,609
Diluted	4,757	4,653	4,609
System-wide sales	$ 77,706	$ 68,439	$ 65,119
Units in operation:			
Company-owned	37	35	35
Franchised	67	58	51
Total	104	93	86



$29,295
$29,260
$31,138
1999
2000
2001

Revenues
($000's)



$968
$1,102
$2,172
1999
2000
2001

Operating Income $
($000's) *



1.3%
1.7%
1999
2000
2001
-5.0%

Same-Store
Sales %**

* Excludes non-cash charge for impairment of long-lived assets of $1,362,000 in fiscal year 1999.

** Depicts percentage increase or decrease over previous year's systemwide same-store sales.

To Our Shareholders:

Welcome to our Back Yard! Fiscal year 2001 was a record year for sales and profits for Back Yard Burgers, Inc. I could not be more proud of our team and its accomplishments. We continue to solidify our position as a leading regional "premium" fast food provider, and we are making significant progress toward achieving this goal. Our Team continues to focus on building sales and profits. The switch to Black Angus beef produced positive results in 2001. It is the "gold" standard of beef. It demonstrates our commitment to "be the best." We implemented Black Angus system-wide on March 1, 2001.

We continue to strive to be the leader of "premium" fast food and to exploit what makes Back Yard Burgers better than the rest. Living by our Mission Statement – "OUR TEAM GUARANTEES THE HIGHEST DEGREE OF SERVICE AND THE BEST TASTING FOOD IN A PLEASANT ATMOSPHERE, EVERY DAY TO EVERY GUEST." Our team is working daily to make our product and our people a point of differentiation. We are serious about the taste of our food, and we are confident that it continues to build our guest base – they frequently tell us. The positive guest experience builds the value of our brand.

On January 2, 2002, we entered into an agreement with Tricon to test ten (10) Back Yard Burgers' restaurants with their concepts. Tricon will open up to ten Back Yard Burgers in a co-branding relationship with a Taco Bell, KFC, and/or Pizza Hut with the option to open up to 500 outlets depending on the outcome of the ten store test. We are proud to be selected as a "partner" with this "major" quick service restaurant company.

Our on-going strategies for success are as follows:

FRANCHISING – We will continue to actively promote expansion by seeking highly qualified and experienced operators and awarding franchise and development territories in core regions and expanding territories as well. We believe our strongest growth vehicle is through adding franchise locations. Many of our current dedicated franchise owners will be adding restaurants in 2002.

RESTAURANTS OPERATIONS – Our new prototype facility introduced in 2001 positions Back Yard Burgers as the "upscale" quick service restaurant in our category. It provides an attractive exterior and interior appearance, as well as the operational efficiencies needed to increase thru-put.

PRODUCTS – We will focus on making our great tasting products even better. We are the leader in taste and quality in the quick-service restaurant industry. We will not sacrifice quality for price. Our system-wide introduction of the "Southern Style Chicken Tenderloins" in 2002 will build on our arsenal of delicious food.

MARKETING – Our award winning marketing programs will continue to creatively promote our points of differentiation emphasizing what makes us better than the rest.

The year 2001 was a challenging year for our Country and our industry. The events of September 11 certainly made us all more appreciative of our freedom and our Nation. Our lives and the way we live will be changed forever. We must never forget the events and we, as a corporate citizen, must be more active in our communities to make them a better place to live and dine. We are committed to this goal!

Our achievements in 2001 were significant, but I also realize we must continue to successfully implement our strategies in order to take advantage of our tremendous growth opportunities. Our team is committed, experienced, and passionately working to build a successful restaurant company. The demographic trends are favorable given the desire for more flavorful, higher quality dining options. Our points of differentiation deliver a positive opportunity for our Company, our Guests, and our Shareholders. ENJOY!

Sincerely,

Lattimore M. Michael

Lattimore M. Michael
Founder, Chairman and CEO

Forward-Looking Information

Certain information included herein may contain statements that are forward-looking, such as statements related to financial items and results, plans for future expansion and other business development activities, capital spending or financing sources, capital structure and the effects of regulation and competition. Forward-looking statements made by the company are based upon estimates, projections, beliefs and assumptions of management at the time of such statements and should not be viewed as guarantees of future performance. Such forward-looking information involves important risks and uncertainties that could significantly impact anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements by or on behalf of the company. These risks and uncertainties include, but are not limited to, increased competition within the industry for customers, qualified labor and desirable locations, increased costs for beef, chicken or other food products and management decisions relating to restaurant growth, financing, franchising and new product development, as well as items described under "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

Selected Consolidated Financial Data
(in thousands, except per share data)

The selected consolidated financial data presented below for each of the years in the five-year period ended December 29, 2001 was derived from the company's audited Consolidated Financial Statements. The selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere herein.

	December 29, 2001	December 30, 2000	January 1, 2000	January 2, 1999	January 3, 1998
OPERATIONS					
Restaurant Sales	$ 27,541	$ 26,182	$ 26,480	$ 25,082	$ 24,150
Total revenues	31,138	29,260	29,295	27,364	26,034
Income (loss) before income taxes	1,579	728	(930)[(1)]	820	162[(3)]
Net income (loss)	1,027	466	(558)	1,171[(2)]	162
FINANCIAL POSITION					
Total assets	$ 19,508	$ 17,779	$ 18,340	$ 16,948	$ 13,155
Property and equipment, net	14,176	12,569	13,211	13,365	9,451
Debt	5,772	5,403	6,178	5,458	3,081
Shareholders' equity	10,591	9,555	9,058	9,586	8,298
OTHER DATA					
Systemwide sales	$ 77,706	$ 68,439	$ 65,119	$ 59,564	$ 55,798
Capital expenditures	2,791	1,063	2,679	4,983	2,758
PER SHARE DATA					
Net income (loss) – basic	$ 0.22	$ 0.10	$ (0.12)	$ 0.26	$ 0.04
Net income (loss) – diluted	$ 0.22	$ 0.10	$ (0.12)	$ 0.25	$ 0.04
Dividends	0.00	0.00	0.00	0.00	0.00
Market price at year end	3.70	0.66	1.50	1.94	3.00

(1) The company incurred a non-cash charge for impairment of long lived assets of $1,362,000 during fiscal year 1999.

(2) During 1998, the company released a valuation allowance of $351,000 established for deferred income tax benefits established during 1995. The release of this valuation allowance was based on management's conclusion that sufficient positive evidence, as defined by SFAS 109, existed regarding the realization of certain tax carryforward items.

(3) The company incurred a non-cash charge for impairment of long lived assets of $377,000 during fiscal year 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion and analysis should be read in conjunction with the company's consolidated financial statements and notes thereto, included elsewhere in this annual report.

As of December 29, 2001, the Back Yard Burgers system included 104 restaurants, of which 37 were company-operated and 67 were franchised. The company's revenues are derived primarily from company-operated restaurant sales, franchise and area development fees and royalty fees. Certain expenses (cost of restaurant sales, restaurant operating expenses, depreciation, amortization and advertising) relate directly to company-operated restaurants, while general and administrative expenses relate to both company-operated restaurants and franchise operations. The company's revenues and expenses are affected by the number and timing of the opening of additional restaurants. Sales for new restaurants in the period immediately following their opening tend to be high because of trial by public and promotional activities. As a result, the timing of openings can affect the average volume and other period-to-period comparisons.

Results of Operations

The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in the company's historical operations and operating data for the periods indicated.

	For the Years Ended		
	December 29, 2001	December 30, 2000	January 1, 1999
Revenues			
Restaurant sales	88.5%	89.5%	90.4%
Franchise and area development fees	1.0	0.7	0.5
Royalty fees	6.4	5.6	5.1
Advertising fees	1.6	1.6	1.9
Other operating revenue	2.5	2.6	2.1
Total revenue	100.0%	100.0%	100.0%

	For the Years Ended		
	December 29, 2001	December 30, 2000	January 1, 1999
Costs and Expenses			
Cost of restaurant sales (1)	31.9%	32.4%	33.8%
Restaurant operating expenses (1)	47.3	49.7	48.0
General and administrative	12.6	12.1	12.4
Advertising	5.9	6.0	5.8
Depreciation and amortization	4.4	4.7	4.6
Impairment of long-lived assets	-	-	4.6
Operating income	7.0	3.8	(1.3)
Interest income	0.1	0.1	0.1
Interest expense	(1.8)	(2.0)	(1.9)
Other, net	(0.2)	0.6	-
Income before taxes	5.1	2.5	(3.2)
Income tax expense/(benefit) (2)	35.0	36.0	(40.0)
Net Income	3.3	1.6	(1.9)

(1) As a percentage of restaurant sales.

(2) As a percentage of income before taxes.

	For the Years Ended		
	December 29, 2001	December 30, 2000	January 1, 1999
Operating data			
Restaurant sales (000's)			
Company-operated	$ 27,541	$ 26,182	$ 26,480
Franchised	50,165	42,257	38,639
Total	$ 77,706	$ 68,439	$ 65,119
Average annual sales per restaurant open for a full year [1]			
Company-operated	$ 777,000	$ 740,000	$ 769,000
Franchised	790,000	754,000	779,000
Systemwide	784,000	748,000	775,000
Number of restaurants [2]			
Company-operated	37	35	35
Franchised	67	58	51
Total	104	93	86

(1) Includes sales for restaurants open for entire trailing twelve-month period. Restaurants are included in the calculation after the completion of six months of operations, as sales during the period immediately after opening tend to be higher due to promotions and trial by public.

(2) Subsequent to December 29, 2001, one franchised restaurant and two company-operated restaurants were opened and two franchised restaurants were closed.

COMPARISON OF FISCAL YEAR 2001 TO FISCAL YEAR 2000

Restaurant sales increased 5.2% to $27,541,000 during 2001 from $26,182,000 during 2000. This increase is primarily the result of an increase in same-store sales at restaurants open for more than one year of 3.3% as well as the opening of two new corporate stores in 2001.

Franchise and area development fees were $320,000 during 2001, an increase of 58.4% from $202,000 in 2000. Thirteen new franchised restaurants were opened in 2001, compared to ten new franchised units opened in 2000. During 2001, the company also recorded $65,000 in fees relating to the cancellation of two franchise agreements and an area development agreement for five stores due to non-compliance with the required development schedules under the agreements.

Royalty fees increased 19.7% to $1,984,000 during 2001 compared with $1,658,000 during 2000. The increase is the result of an increase in franchised sales upon which the fees are based. The increase in franchised restaurant sales was due to a net unit growth of nine franchised stores, as well as an increase of 0.5% in same-store sales for franchised units.

Advertising fees increased 7.5% to $502,000 for 2001 compared with $467,000 during 2000. The increase is primarily due to the increase in franchised restaurant sales, upon which the fees are based. The increase is partially offset by a $59,000 decrease in direct mail program fees, due to an elimination of a company-sponsored program at the beginning of 2001.

Other revenues increased 5.3% to $791,000 for 2001 compared with $751,000 during 2000. The increase is due to increases in vendor rebates and is partially offset by a $44,000 decrease in revenues generated from sub-contractor vending sales, which began in March of 1999.

Cost of restaurant sales, consisting of food and paper costs, totaled $8,797,000 during 2001 compared to $8,476,000 during 2000, decreasing to 31.9% as a percentage of restaurant sales during 2001 from 32.4% for 2000. The decrease is primarily attributable to the implementation of the company's new 100% Black Angus beef hamburgers in the fourth quarter of 2000, which resulted in improved margins on hamburger sales.

Restaurant operating expenses, consisting of labor, supplies, utilities, rent and certain other unit level operating expenses, increased to $13,027,000 for 2001 from $13,007,000 during 2000, decreasing as a percentage of restaurant sales to 47.3% from 49.7% in 2000. The decrease is primarily due to a 1.4% decrease in labor as a percentage of restaurant sales over the year-earlier period and a 1.0% decrease in other unit level operating expenses as a percentage of sales.

General and administrative costs increased $404,000 to $3,935,000 during 2001 from $3,531,000 in 2000. The increase is due in part to the company recording a $111,000 reserve on a note receivable from a former franchisee and a $70,000 charge for a land lease relating to a restaurant building and equipment the company assumed as collateral under the provisions of the note during 2001. The company also incurred $89,000 in pre-opening expenses in 2001, for which there were no comparable costs in 2000. The remaining cost increases were related to general increases in spending in the areas of marketing, operations training, information technology and franchisee recruiting during 2001.

Advertising expense, which increased to $1,824,000 for 2001 from $1,760,000 during 2000, remained relatively flat as a percentage of total revenues at 5.9% in 2001 compared with 6.0% in 2000.

Interest expense decreased 5.1% to $564,000 for the year ended December 29, 2001 from $594,000 in the year-earlier period. While debt outstanding as of December 29, 2001 was $5,772,000, which is 6.8% more debt than the $5,403,000 outstanding as of December 30, 2000, the company was able to renegotiate interest rates downward by 1.7% to 2.4% on approximately 45% of its outstanding debt during the fourth quarter of 2001. This resulted in interest savings of approximately $13,000 over the prior year.

Other, net expense was $49,000 in 2001 compared with $186,000 in income for the year ended December 30, 2000. This change is primarily due to the recognition of $256,000 in net gains on the sale of assets during fiscal year 2000 compared with a $1,000 net loss on the sale of assets during 2001. Also included in this category is other miscellaneous income and expenses, including franchise tax expense and these income and expense categories were relatively consistent during fiscal year 2000 and 2001.

Income tax expense, which increased by $290,000 to $552,000 from $262,000 in 2000, remained relatively flat as a percentage of pre-tax income at 35.0% in 2001 compared with 36.0% in 2000.

COMPARISON OF FISCAL YEAR 2000 TO FISCAL YEAR 1999

Restaurant sales decreased 1.1% to $26,182,000 during 2000 compared with $26,480,000 during 1999. This decrease is primarily the result of a decrease in same-store sales at restaurants open for more than one year of 5.6%. The decrease in same-store sales was partially offset by the acquisition of three higher volume units and the sale of one and closing of two lower volume units.

Franchise and area development fees were $202,000 during 2000, an increase of 53.0% from $132,000 in 1999. Ten new franchised restaurants were opened in 2000, compared to six new franchised units opened in 1999.

Royalty fees increased 9.9% to $1,658,000 during 2000 compared with $1,508,000 during 1999. The increase is the result of an increase in franchised sales upon which the fees are based. The increase in franchised restaurant sales was due to a net unit growth of seven new franchised stores, offset by a decrease of 4.5% in same-store sales for franchised units.

Advertising fees decreased 17.8% to $467,000 for 2000 compared with $568,000 during 1999. The decrease is primarily due to a change in the number of franchisee direct mail program participants from forty in 1999 to twelve in 2000. Direct mail program fees represent a portion of the overall advertising fees. This decrease was partially offset by the increase in franchised restaurant sales, upon which the fees are based.

Other revenues increased 23.7% to $751,000 for 2000 compared with $607,000 during 1999. The increase is due to increases in vendor rebates as well as revenues generated from sub-contractor vending sales, which began in March of 1999.

Cost of restaurant sales, consisting of food and paper costs, totaled $8,476,000 during 2000 compared to $8,943,000 during 1999, decreasing to 32.4% as a percentage of restaurant sales during 2000 from 33.8% for 1999. This percentage decrease is partially the result of a decrease in coupons and discounts. The decrease is also attributable to the testing of the company's new 100% Black Angus beef hamburgers that began in August of 2000, which resulted in improved margins on hamburger sales.

Restaurant operating expenses, consisting of labor, supplies, utilities, rent and certain other unit level operating expenses, increased to $13,007,000 for 2000 from $12,709,000 during 1999, increasing as a percentage of restaurant sales to 49.7% from 48.0% in 1999. The increase is primarily due to a 2.1% increase in labor as a percentage of sales over the year-earlier period due to management's efforts to increase staffing at certain locations to improve customer service and enhance the overall guest experience. The remainder of the increase, due to increases in property taxes, was partially offset by a decrease in repair and maintenance costs.

General and administrative costs decreased $88,000 to $3,531,000 during 2000 from $3,619,000 in 1999. The company incurred $165,000 in consulting expenditures for a strategic study of system operations and facility design during 1999, for which there are no comparable costs in 2000. The decrease was partially offset by increased travel spending due to the opening of more new franchised restaurants than the year-earlier period, and an increased effort to support those openings as well as the existing franchisees through training and marketing.

Advertising expense, which increased to $1,760,000 for 2000 from $1,701,000 during 1999, increased as a percentage of total revenues to 6.0% from 5.8%. This is the result of an increase in company-operated local store advertising of 1.0% beginning in the second quarter of 2000. This increase is partially offset by a decrease in company-operated same-store sales of 5.6% for the year ended December 30, 2000.

Interest expense increased 4.9% to $594,000 for the year ended December 30, 2000 from $566,000 in the year-earlier period. While debt outstanding as of December 30, 2000 was $5,403,000, which is 12.5% less debt than the $6,178,000 outstanding as of January 1, 2000, the company had approximately 6.0% more debt outstanding during the first nine months of 2000 compared with the year-earlier period.

Other, net was $186,000 for the year ended December 30, 2000. This is primarily due to the recognition of $256,000 in net gains on the sale of assets during fiscal year 2000. Also included in this category is other miscellaneous income and expenses, including franchise tax expense. During 1999, gains on asset sales and miscellaneous income were entirely offset by franchise tax expense.

Income tax expense was $262,000 in 2000 compared with an income tax benefit of $372,000 in 1999. The company earned $728,000 in pre-tax income during 2000, resulting in the $262,000 income tax expense. The 1999 benefit was related to the company's pre-tax loss of $930,000 after impairment charges of $1,362,000 taken during the year.

Impairment of Long-Lived Assets

At each balance sheet date, the company assesses whether there has been an impairment in the value of all long-lived assets (including intangibles) by determining whether projected undiscounted future cash flows from operations for each restaurant, as defined in Statement of Financial Accounting Standards ("SFAS") No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To be Disposed Of*, exceed its net book value as of the assessment date. A new cost basis is established for impaired assets based on the fair value of these assets as of the date the assets are determined to be impaired.

In the past, the company incurred non-cash charges for the effect of company-operated restaurant closings and impaired assets at company-operated restaurants. Also, related accruals for future lease payments of closed stores, net of estimated sub-lease income, were previously recorded.

Lease payments of $16,000 in 2001 and $49,000 in 2000 were incurred for these closed stores and charged against this reserve. A $70,000 charge was taken during 2001 for a land lease relating to a restaurant building and equipment the company assumed as collateral due to the default on a note receivable from a former franchisee. The company intends on selling the assets and has classified them as assets held for sale with a carrying value of $55,000. As of December 29, 2001, the company's remaining accrual for future lease obligations was $100,000, net of estimated sub-lease income.

Liquidity and Capital Resources

Capital expenditures totaled $2,791,000 in 2001 and $1,063,000 in 2000. Generally, the company constructs its restaurant buildings on leased properties for its company-operated restaurants. The average monthly lease cost for the 15 company-operated restaurants on leased sites at December 29, 2001 is approximately $3,900 per month. For the 13 restaurants where the company leases the building as well as the site, the average monthly lease cost is approximately $5,300.

Cash from operations for the company is primarily affected by net earnings adjusted for deferred franchise fees and non-cash expenses which consist primarily of depreciation and amortization. Depreciation and amortization totaled $1,383,000 in 2001 and $1,384,000 in 2000.

Cash provided by operations in 2001 was $2,996,000 compared with $1,415,000 in 2000. In recent history, cash from operations and debt have been used for the addition of dining rooms to certain existing double drive-thru restaurants, new restaurants and equipment.

As of December 29, 2001, the company had total long-term debt of $5,772,000 and unused lines of credit and loan commitments of potential additional borrowings of $1,626,000. During 2001, the company secured capital lease agreements with effective interest rates of approximately 9.4% to finance the acquisition of $222,000 of restaurant equipment, as well as two capital lease agreements for an aggregate amount of $950,000 with effective interest rates of approximately 8.9% to finance the construction of two restaurant buildings.

On January 2, 2001, the company's board of directors adopted a stock repurchase plan that allows the company to repurchase up to 500,000 shares of its outstanding common stock. As of December 29, 2001, the company had repurchased 25,000 shares of common stock under the plan. The company expects to finance the cost to repurchase shares under the stock buyback program with existing cash on hand as well as internally generated funds.

The company is budgeting capital expenditures of approximately $3 million in fiscal year 2002, excluding potential acquisitions and share repurchases. These capital expenditures primarily relate to the development of additional company-operated restaurants, store equipment upgrades, and enhancements to existing financial and operating information systems, including enhancements to our point-of-sale system. The company expects to fund these capital expenditures through borrowings under its existing line of credit and cash flow from operations. The company believes that existing cash and funds generated from internal operations, as well as borrowings under the line of credit, will meet the company's needs for the foreseeable future.

The company has contractual obligations and commercial commitments including long-term debt, land lease obligations for company operated restaurants and office space for corporate operations. The table below presents, as of December 29, 2001, our future scheduled principal repayments of long-term debt and lease obligations (in thousands):

	Long-term Debt	Lease Obligations	Total Contractual Cash Obligations
2002	$ 570	$ 1,486	$ 2,056
2003	763	1,345	2,108
2004	2,285	1,163	3,448
2005	229	1,029	1,258
2006	123	839	962
Thereafter	1,802	2,578	4,380
	$ 5,772	$ 8,440	$ 14,212

Qualitative and Quantitative Disclosure about Market Risk

The company is exposed to certain financial market risks, the most predominant being fluctuations in interest rates on variable rate debt and the repricing of fixed rate debt at maturity. Management monitors interest rate fluctuations as an integral part of the company's overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potential adverse effect of our results. The effect of interest rate fluctuations historically has been small relative to other factors affecting operating results, such as food, labor and occupancy costs.

Less than 25% of the company's debt portfolio as of December 29, 2001, had variable rates or had maturity dates of less than two years. With every 25 basis point increase in interest rates, the company could be subject to additional interest expense of approximately $4,000 annually, depending on the timing of the rate changes and debt maturities.

The company has considered the use of hedging instruments to minimize interest rate fluctuation risk, but based on the debt portfolio structure described above, no hedging program has been deemed necessary for the company at this time.

Seasonality and Inflation

While the company does not believe that seasonality affects its operations in a materially adverse manner, first quarter results will generally be lower than other quarters due to seasonal climate conditions in the locations of many of its restaurants. Management does not believe that inflation has had a material effect on income during 2001. Increases in food, labor or other operating costs could adversely affect the company's operations. In the past, however, the company generally has been able to increase menu prices or modify its operating procedures to substantially offset increases in its operating costs.

Conversion of Preferred Stock

In accordance with the provisions of the company's Restated Certificate of Incorporation regarding preferred stock, as a result of the company's having attained after-tax net income in excess of $600,000 during 1994, each share of preferred stock is convertible into one share of common stock, at the option of the holder. The company has notified preferred stockholders of their right to convert preferred stock to common stock and anticipates that all shares of preferred stock will be converted. Such conversion began on April 5, 1995, at which time there were 1,199,979 shares of preferred stock outstanding. As of December 29, 2001, only 19,763 shares have yet to be converted.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The company implemented SFAS No. 141 on July 1, 2001 and does not expect this statement to have a material effect on the company's consolidated financial position or results of operations.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 changes the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach. Amortization of goodwill and other indefinite-lived intangible assets will cease upon adoption of this statement. The company is required to implement SFAS No. 142 on January 1, 2002 and it has not determined the impact that this statement will have on the company's consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets effective for years beginning after December 15, 2001. This Statement supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, but retains the fundamental provision of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be held for sale. The statement requires that whenever events or changes in circumstances indicate that a long-lived asset's carrying value may not be recoverable, the asset should be tested for recoverability. The statement also requires that a long-lived asset classified as held for sale should be carried at the lower of its carrying value or fair value, less cost to sell. Management has not completed its evaluation of the potential impact of this statement on the company's consolidated financial position or results of operations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, management evaluates company estimates, including those related to bad debts, carrying value of investments in property and equipment, goodwill, income taxes, contingencies and litigation. Management bases company estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of our franchisees and other borrowers to make required payments. If the financial conditions of our customers or other borrowers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The company records an impairment charge when management believes long-lived assets including goodwill have been impaired such that future undiscounted cash flows would not recover their book value. Future adverse changes in market conditions or poor operating results of underlying restaurants could result in losses or an inability to recover their carrying value, thereby requiring an impairment charge in the future.

The company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should management determine that company will not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the periods such determination was made.

Known Trends and Uncertainties

Labor will continue to be a critical factor in the foreseeable future. In most areas where the company operates restaurants, there is a shortage of suitable labor. This, in itself, could result in higher wages as the competition for employees intensifies, not only in the restaurant industry, but in practically all retail and service industries. It is crucial for the company to develop and maintain programs to attract and retain quality employees.

During 2001, the price of beef, the largest single component of the cost of restaurant sales was relatively stable, although there were minor price adjustments throughout the year. Management of the company expects beef prices to potentially increase in the long term and that it could be difficult to raise menu prices to fully cover these anticipated increases due to the competitive state of the quick-service restaurant industry. Additional margin improvements would have to be made through operational improvements, equipment advances and increased volumes to help offset these potential increases.

Due to the competitive nature of the restaurant industry, site selection continues to be challenging as the number of businesses vying for locations with similar characteristics increases. This will likely result in higher occupancy costs for prime locations.

Company-operated same-store sales increased 3.3% during 2001 compared with a 5.6% decrease in 2000. Management attributes this increase to efforts in enhancing product quality by introducing 100% Black Angus beef products in all of its company-operated stores during the fourth quarter of 2000. Management will continue its strategy of further positioning the company as a premium fast-food chain in 2002.

The future success of the company will be determined, to a great extent, by the ability to positively address these issues.

BACK YARD BURGERS, INC.

Consolidated Balance Sheets

(in thousands, except for share and per share amounts)

	December 29, 2001	December 30, 2000
ASSETS		
Cash and cash equivalents	$ 1,657	$ 1,041
Receivables, less allowance for doubtful accounts of $129 ($218 in 2000)	582	402
Inventories	229	208
Income taxes receivable	38	-
Current deferred tax asset	186	140
Prepaid expenses and other current assets	50	58
Total current assets	2,742	1,849
Property and equipment, at depreciated cost	14,176	12,569
Intangible assets	1,751	1,901
Noncurrent deferred tax asset	419	824
Notes receivable	134	359
Other assets	286	277
	$ 19,508	$ 17,779
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$994	$775
Accrued expenses	1,368	987
Reserve for closed stores	100	46
Income taxes payable	-	29
Current installments of long-term debt	570	747
Total current liabilities	3,032	2,584
Long-term debt, less current installments	5,202	4,656
Deferred franchise and area development fees	285	459
Other deferred income	341	457
Other deferred liabilities	57	68
Total liabilities	8,917	8,224
Commitments and contingencies (Note 13)		
Stockholders' equity		
Preferred stock, $.01 par value; 2,000,000 shares authorized; 19,763 shares issued and outstanding	-	-
Common stock, $.01 par value; 12,000,000 shares authorized; 4,645,019 shares issued and outstanding (4,646,103 in 2000)	47	47
Paid-in capital	10,195	10,158
Treasury stock, at cost, 25,000 shares (zero shares in 2000)	(28)	-
Retained earnings / (deficit)	377	(650)
Total stockholders' equity	10,591	9,555
Total liabilities and stockholders' equity	$ 19,508	$ 17,779

See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Years Ended December 29, 2001	Years Ended December 30, 2000	Years Ended January 1, 2000
Revenues:			
Restaurant sales	$ 27,541	$ 26,182	$ 26,480
Franchise and area development fees	320	202	132
Royalty fees	1,984	1,658	1,508
Advertising fees	502	467	568
Other	791	751	607
Total revenues	31,138	29,260	29,295
Expenses:			
Cost of restaurant sales	8,797	8,476	8,943
Restaurant operating expenses	13,027	13,007	12,709
General and administrative	3,935	3,531	3,619
Advertising	1,824	1,760	1,701
Depreciation and amortization	1,383	1,384	1,355
Impairment of long-lived assets	-	-	1,362
Total expenses	28,966	28,158	29,689
Operating income (loss)	2,172	1,102	(394)
Interest income	20	34	30
Interest expense	(564)	(594)	(566)
Other, net	(49)	186	-
Income before income taxes	1,579	728	(930)
Income tax benefit / (expense)	(552)	(262)	372
Net income (loss)	$ 1,027	$ 466	$ (558)
Income per share:			
Basic	$ 0.22	$ 0.10	$ (0.12)
Diluted	$ 0.22	$ 0.10	$ (0.12)
Weighted average number of common shares and common equivalent shares outstanding:			
Basic	4,635	4,632	4,609
Diluted	4,757	4,653	4,609

See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.
Consolidated Statements in Stockholders' Equity
(in thousands, except for number of shares)

	Preferred Stock		Common Stock		Treasury Stock		Paid-in	Retained Earnings/	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total
Balance at January 2, 1999	23,123	$ -	4,596,471	$ 46	-	$ -	$ 10,098	$ (558)	$ 9,586
Conversion of preferred stock	(3,360)	-	3,360	-					-
Employee stock purchases			18,546	-			30		30
Net loss								(558)	(558)
Balance at January 1, 2000	19,763	-	4,618,377	46	-	-	10,128	(1,116)	9,058
Employee stock purchases			27,726	1			30		31
Net income								466	466
Balance at December 30, 2000	19,763	-	4,646,103	47	-	-	10,158	(650)	9,555
Employee stock purchases			17,776	-			26		26
Treasury stock purchases			(25,000)	-	25,000	(28)			(28)
Exercise of stock options			6,140	-			11		11
Net income								1,027	1,027
Balance at December 29, 2001	19,763	$ -	4,645,019	$ 47	25,000	$ (28)	$ 10,195	$ 377	$ 10,591

See accompanying notes to consolidated financial statements.

BACK YARD BURGERS, INC.

Consolidated Statements of Cash Flows
(in thousands)

	Years Ended		
	December 29, 2001	December 30, 2000	January 1, 2000
Cash flows from operating activities:			
Net income (loss)	$ 1,027	$ 466	$ (558)
Adjustments to reconcile net income to net cash Provided by operating activities:			
Depreciation of property and equipment	1,225	1,245	1,251
Impairment of long-lived assets	-	-	1,362
Deferred income taxes	359	121	(529)
Amortization of intangible assets	158	139	104
Provision for losses on receivables	291	147	154
Gain on sale of assets	1	(256)	(2)
Other deferred income	(116)	(176)	633
(Increase) decrease in assets:			
Receivables	(321)	(289)	(199)
Inventories	(21)	(44)	16
Prepaid expenses and other current assets	8	21	17
Other assets	(17)	(31)	(3)
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses	600	121	250
Reserve for closed stores	54	(49)	(29)
Income taxes payable/receivable	(67)	(60)	(116)
Other deferred liabilities	(11)	(7)	14
Deferred franchise and area development fees	(174)	67	138
Net cash provided by operating activities	2,996	1,415	2,503
Cash flows from investing activities:			
Additions to property and equipment	(2,791)	(1,063)	(2,679)
Proceeds from sale of property and equipment	13	565	274
Goodwill acquisition cost	-	(229)	-
Proceeds on notes receivable	20	-	34
Net cash used in investing activities	(2,758)	(727)	(2,371)
Cash flows from financing activities:			
Issuance of stock	37	31	30
Principal payments on long-term debt	(803)	(1,375)	(498)
Proceeds from issuance of long-term debt	1,172	-	1,218
Treasury stock purchases	(28)	-	-
Net cash provided (used) by financing activities	378	(1,344)	750
Net increase (decrease) in cash and cash equivalents	616	(656)	882
Cash and cash equivalents:			
Beginning of year	1,041	1,697	815
End of year	$ 1,657	$ 1,041	$ 1,697
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 260	$ 201	$ 273
Interest paid	$ 560	$ 577	$ 566
Noncash investing and financing activities			
Property and equipment sold for a note receivable	$ -	$ 119	$ -
Goodwill acquired with note payable	$ -	$ 600	$ -
Assumption of collateral underlying note receivable	$ 55	$ -	$ -

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity. Back Yard Burgers, Inc. (the "Company") owns and operates quick-service and fast-casual restaurants and is engaged in the sale of franchises in Back Yard Burgers and the collection of royalties based upon related franchise sales. The Company grants franchise rights for the use of "Back Yard Burgers," "BYB" or "BY Burgers" trade names and other associated trademarks, signs, emblems, logos, slogans and service marks which have been or may be developed. At December 29, 2001, the Company operated 37 restaurants in three states (Mississippi, Arkansas and Tennessee) and franchised 67 restaurants in 17 states.

Consolidation Policy. The financial statements include the accounts of Back Yard Burgers, Inc. and its wholly owned subsidiaries, Little Rock Back Yard Burgers, Inc., BYB Properties, Inc. and Atlanta Burgers BYB Corporation, as well as Back Yard Burgers National Advertising Fund. All significant intercompany transactions have been eliminated.

Fiscal Year. The Company maintains its financial records on a 52-53 week fiscal year ending on the Saturday closest to December 31. The year ended December 29, 2001, December 30, 2000 and January 1, 2000 were all 52 week years.

Use of Estimates. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. The Company considers cash on hand, deposits in banks and short-term investments with an original maturity of less than three months when purchased as cash and cash equivalents.

Inventories. Inventories primarily consist of food and beverage products and are valued at the lower of cost or market; cost is determined by the first-in, first-out ("FIFO") method.

Income Taxes. Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities.

Other Deferred Income. During 1999, the Company received $800,750 from certain vendors relating to future purchases by the Company. The Company deferred this amount as other deferred income. These funds are recorded as income in a proportionate manner with respective future purchases. Under the terms of signed contracts, the Company is required to purchase specific volumes in future years. If these purchase volumes are not met, the funds related to the volume shortages will be refunded to the vendors.

Franchise and Area Development Fee Income. Franchise fees are recognized as revenue when substantially all of the initial services required of the Company have been performed, which generally coincides with the opening of the franchises. Such services include training and assistance with site location, equipment vendors, structural design and operation policies. Area development fees arise when franchisees are awarded the right to develop, own and operate additional Back Yard Burgers restaurants in specific geographical areas pursuant to the terms of an Area Development Agreement. Such fees are based on the number of restaurants the franchisee expects to develop. These fees are included as revenue in accordance with the franchise fee recognition policy as each additional restaurant is opened.

Under the terms of the franchise and area development agreements, the fees are non-refundable and may be recognized as revenue should the franchisee fail to perform as agreed. Commission costs associated with the sales of franchise and area development rights are expensed when related revenues are recognized.

Royalty and Advertising Fee Income. As part of its franchise agreements, the Company receives a percentage of each unit's gross sales (generally 4%). The franchise agreements also provide that franchisees are required to pay an additional 1% of gross sales to the National Advertising Fund (see Note 10). These fees are recorded on the accrual basis of accounting.

Restaurant Operating Expenses. Restaurant operating expenses include all costs associated with the operation of the restaurant except corporate overhead, advertising, depreciation and amortization.

Property and Equipment. Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold costs and improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. The average depreciable lives are as follows: buildings and building and site improvements - 15 to 25 years; fixtures and equipment - 3 to 7 years; and transportation vehicles - 3 to 5 years.

Advertising Costs. Advertising costs, including production costs, are charged to expense as incurred on the first date of the advertising period.

Intangible Assets. Intangible assets consist of the excess of the cost of acquired companies and assets over the values assigned to net tangible assets. These intangibles are being amortized by the straight-line method over an 18 year period. Accumulated amortization totaled $908,000 at December 29, 2001 and $758,000 at December 30, 2000.

Impairment of Long-Lived Assets. At each balance sheet date, the Company assesses whether there has been an impairment in the value of all long-lived assets (including intangibles) by determining whether projected undiscounted future cash flows from operations for each restaurant, as defined in Statement of Financial Accounting Standards ("SFAS") No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, exceed its net book value as of the assessment date. A new cost basis is established for impaired assets based on the fair value of these assets as of the date the assets are determined to be impaired.

During the fourth quarter of 1999, the company incurred a non-cash charge for the effect of three company-operated restaurant closings and impaired assets at three underperforming company-operated restaurants. While some of the fixed assets at the locations were utilized by other stores, certain assets were fixed to the site and were unrecoverable. Based on an analysis of projected undiscounted cash flows for these locations, the company determined in 1999 that the carrying value of certain long-lived assets necessitated a write-down. The Company recorded a charge to write these assets down to their fair value in the amount of $1,114,000 and a related accrual for future lease payments net of estimated sub-lease income of $248,000 was recorded.

Lease payments of $16,000 in 2001 and $49,000 in 2000 were incurred for these closed stores and charged against this reserve. A $70,000 reserve was taken during 2001 for a land lease relating to a restaurant building and equipment the company assumed as collateral due to the default on a note receivable from a former franchisee. The company intends on selling the assets and has classified them as assets held for sale with a carrying value of $55,000. As of December 29, 2001, the company's remaining accrual for future lease obligations was $100,000, net of estimated sub-lease income.

Preferred Stock. In accordance with the provisions of the Company's Restated Certificate of Incorporation regarding preferred stock, each share of preferred stock is convertible into one share of common stock, at the option of the holder. As of December 29, 2001, all but 19,763 shares of preferred stock had been converted to common stock.

Earnings Per Share. The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, *Earnings per Share*, which requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity (Note 13).

Fair Value of Financial Instruments. At December 29, 2001, the Company did not have outstanding any financial derivative instruments. The carrying amounts of cash and receivables approximate fair value because of the short maturity of those instruments. The fair value of the Company's long-term debt is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. At December 29, 2001, and December 30, 2000, the fair value was approximately $6.2 million and $5.4 million, respectively.

NOTE 2 – RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The company implemented SFAS No. 141 on July 1, 2001 and does not expect this statement to have a material effect on the company's consolidated financial position or results of operations.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 changes the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach. Amortization of goodwill and other indefinite-lived intangible assets will cease upon adoption of this statement. The company is required to implement SFAS No. 142 on January 1, 2002 and it has not determined the impact that this statement will have on the company's consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets effective for years beginning after December 15, 2001. This Statement supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, but retains the fundamental provision of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be held for sale. The statement requires that whenever events or changes in circumstances indicate that a long-lived asset's carrying value may not be recoverable, the asset should be tested for recoverability. The statement also requires that a long-lived asset classified as held for sale should be carried at the lower of its carrying value or fair value, less cost to sell. Management has not completed its evaluation of the potential impact of this statement on the company's consolidated financial position or results of operations.

NOTE 3 - ACCOUNTS RECEIVABLE

Corporate receivables and National Advertising Fund receivables represent amounts due from franchisees for contractual obligations and for product purchases. A summary of accounts receivable follows:

	December 29, 2001	December 30, 2000
	(in thousands)	
Corporate receivables	$ 264	$ 303
National Advertising Fund receivables	98	163
Credit card receivables	22	-
Rebate receivables	201	61
Other	126	93
	711	620
Allowance for doubtful receivables	(129)	(218)
	$ 582	$ 402

NOTE 4 - PROPERTY AND EQUIPMENT

Summaries of property and equipment follow:

	December 29, 2001	December 30, 2000
	(in thousands)	
Land	$ 3,784	$ 3,452
Buildings	7,547	6,552
Building and site improvements	3,011	2,926
Fixtures and equipment	7,344	6,026
Transportation Vehicles	247	229
Assets held for sale	55	-
	21,988	19,185
Accumulated depreciation and amortization	(7,812)	(6,616)
	$ 14,176	$ 12,569

NOTE 5 - INVESTMENT IN JOINT VENTURES

The Company has invested a total of $200,000 for 23%-25% interests in four joint ventures for the purpose of operating Back Yard Burgers restaurants. Two of the joint ventures purchased the building and land from the Company. No gain or loss was recorded by the Company in connection with these sales. Two joint ventures purchased land from a third party and built a building. The Company then entered into a long-term lease with each joint venture. Three of the leases are accounted for as financing leases and the fixed assets are recorded on the Company's balance sheet along with the present value of the future lease commitments. The remaining lease is accounted for as an operating lease. The Company has guaranteed 23%-25% of the long-term debt obtained by the joint ventures to finance the construction of the restaurants. At December 29, 2001, approximately $300,000 of such debt is guaranteed by the Company.

Each of the above investments is recorded at cost as there is no material difference between the cost and equity method of accounting for any of these investments.

NOTE 6 - DEFERRED FRANCHISE AND AREA DEVELOPMENT FEES

At December 29, 2001, deferred fees received for certain franchise and area development rights, net of commissions paid, include amounts sold during the following years (in thousands):

2001	$ 52
Previous years	233
	$ 285

NOTE 7 – INDEBTEDNESS

Long-term debt is collateralized by property and equipment with a net book value aggregating $7,408,000 and a portion is guaranteed by the personal endorsements of certain stockholders. The balances consist of the following:

	December 29, 2001	December 30, 2000
Notes payable to financial institutions, payable in monthly installments Ranging from $3,250 to $9,154, including interest ranging from 6.0% to 9.6%	$ 2,685	$ 2,926
Financing lease transactions, payable in monthly installments ranging from $4,645 to $4,850, and effective interest rates ranging from 8.9% to 9.4%	1,107	-
Note payable to franchisee related to 2000 acquisition, payable In quarterly installments of $150,000 plus interest of prime plus 1.0%	-	300
Financing lease transactions to Lester's Back Yard burgers Joint Venture I, II and IV (See Note 4), payable in monthly installments ranging from $5,450 to $7,900 and effective interest rates ranging from 12.0% to 12.5%	1,317	1,376
Notes payable to a leasing company, payable in monthly installments ranging from $1,122 to $5,643 including interest of 14.1%	663	801
	5,772	5,403
Less current installments	(570)	(747)
Total	$ 5,202	$ 4,656

The principal maturities of all long-term debt subsequent to 2001 are as follows: $570,000 in 2002, $763,000 in 2003, $2,285,000 in 2004, $229,000 in 2005, $123,000 in 2006 and $1,802,000 thereafter.

The Company has a line of credit with a financial institution for $750,000. The line of credit is collateralized by real property. There were no borrowings outstanding under the agreement at December 29, 2001 and December 30, 2000.

On October 4, 1996, the Company received a commitment (the "Commitment") from a leasing company for a loan transaction. The Commitment provides the Company with up to $2,000,000 and bears interest of approximately 14.1%. The Commitment is secured by certain real and personal property to be constructed and/or acquired with the commitment proceeds. As of December 29, 2001, borrowings outstanding under the commitment are $663,000, and $876,000 is available under the note payable.

NOTE 8 - OPERATING LEASES

Operating leases relate to leased land sites for company-operated restaurants and office space for corporate operations. All leases contain renewal options. The future minimum rental payments under operating lease agreements as of December 29, 2001 are as follows (in thousands):

2002	$ 1,486
2003	1,345
2004	1,163
2005	1,029
2006	839
Thereafter	2,578
	$ 8,440

Rent expense was $1,255,000, $1,202,000 and $1,128,000 in 2001, 2000 and 1999, respectively.

NOTE 9 - RELATED PARTY TRANSACTIONS

On October 3, 1999, the Company sold a company-operated restaurant, along with future development rights for a specified area contiguous to the restaurant, to a former officer of the company and a current member of the board of directors of the Company. The restaurant was sold at book value and will continue to be operated as a franchised restaurant.

NOTE 10 - INCOME TAXES

Income tax expense for the following tax years is comprised of (in thousands):

	2001 Amount	2000 Amount	1999 Amount
Federal, Current	$ 193	$ 141	$ 157
Federal, Deferred	359	121	(529)
State, Current	-	-	-
State, Deferred	-	-	-
	$ 552	$ 262	$ (372)

Deferred income taxes are provided in recognition of the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The deferred tax assets (liabilities) comprise the following:

	December 29, 2001	December 30, 2000
	(in thousands)	
Current		
Current deferred tax assets:		
Allowance for doubtful receivable	$ 44	$ 112
Accrued expenses	61	31
Other	89	-
	194	143
Current deferred tax liabilities	(8)	(3)
Net current deferred tax asset	$ 186	$ 140

Noncurrent		
Noncurrent deferred tax assets:		
Franchise fees	$ 32	$ 88
Net operating loss carryforwards	192	130
Alternative minimum tax credit carryforwards	119	283
Goodwill amortization	186	228
Other deferred income	131	155
Other	90	145
Gross noncurrent deferred tax assets	750	1,029
Noncurrent deferred tax liabilities:		
Depreciation	(139)	(75)
Gross noncurrent deferred tax liabilities	(139)	(75)
Net noncurrent deferred tax assets	611	954
Deferred tax asset valuation allowance	(192)	(130)
	$ 419	$ 824

The ultimate realization of these assets is dependent upon the generation of future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. The Company evaluates the need for a valuation allowance and, based on the weight of available evidence, has determined that it is more likely than not that certain deferred tax assets will eventually be realized. The valuation allowance reflected above is based on management's conclusion that it is more likely than not that certain state tax carryforward items will expire unused.

A reconciliation of the statutory Federal income tax rate to the income tax provision is as follows:

	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Computed "expected" tax	$ 552	35.0	$ 255	35.0	$ (325)	(35.0)
State income taxes, net of federal income tax effect	-	-	-	-	-	-
Goodwill amortization	15	1.0	15	2.0	7	1.0
Other	(15)	(1.0)	(8)	(1.0)	(54)	(6.0)
	$ 552	35.0	$ 262	36.0	$ (372)	(40.0)

As of December 29, 2001, the Company has net operating loss carryforwards available for state income tax reporting purposes on a consolidated basis of approximately $4.7 million. These net operating loss carryforwards expire between 2004 and 2016.

NOTE 11 - NATIONAL ADVERTISING FUND

As part of the standard franchise agreement, each operating unit contributes 1% of its sales to a National Advertising Fund. Under the terms of the agreement, at least 50% of these funds must be spent on the creation of marketing tools, such as advertising copy for use on local radio and television and other collateral material for the operating units. As a general rule, the funds are not used for the purchase and placement of media advertising. The remaining funds are available for use by the Company on such items as testing and development of new products, investigating improvements in operating methods, or other purposes that the Company shall deem to be in the interest of improving operations and earnings of the Company and its franchisees.

NOTE 12 - STOCK OPTION AND BENEFIT PLANS

In 1992, the Board of Directors of the Company and the shareholders authorized the adoption of an Incentive Stock Option Plan ("ISOP") for the Company's employees. As amended in 1993, an aggregate of 176,969 shares of common stock may be granted under the ISOP. Options granted under the ISOP may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which options are granted to any employee during any calendar year may not exceed $100,000. The options expire ten years from the date of grant.

In May 1995, the Board of Directors of the Company and the shareholders authorized the adoption of an Incentive Award Plan ("IAP") for the Company's employees. An aggregate of 450,000 shares of common stock may be granted under the IAP, as amended in May 1997. Options granted under the IAP may be designated by the Compensation Committee of the Board of Directors as Incentive Stock Options or Non-Qualified Stock Options. Non-Qualified Stock Options granted under the IAP may not be granted at a price less than par value of the common stock. Incentive Stock Options granted under the IAP may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which options are granted to any employee during any calendar year may not exceed $100,000. The term of the options shall be set by the Compensation Committee of the Board of Directors and no term shall exceed a reasonable time period. In the case of Incentive Stock Options, the term shall not be more than ten years from the date of grant. During 2001, the Company granted options for an aggregate of 146,000 shares of common stock at exercise prices of $0.66 and $3.70 per share, which equaled fair market value at grant date.

A summary of activity in the above two option plans for the years ended December 29, 2001, December 30, 2000 and January 1, 2000 follows:

	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	346,635	$ 2.32	268,358	$ 2.82	297,127	$ 3.03
Granted	146,000	0.86	142,400	1.34	100,281	1.77
Exercised	(6,140)	1.78	-	-	-	-
Canceled	(45,528)	2.19	(64,123)	2.28	(129,050)	2.47
Outstanding at end of year	440,967	1.86	346,635	2.32	268,358	2.82
Exercisable at end of year	313,844	2.22	274,243	2.56	227,439	3.01

A summary of information about the Company's stock options outstanding at December 29, 2001 follows:

Range of exercise prices	Options Outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average remaining contractual life	Weighted average exercise price
$0.50 - $1.00	130,000	9.0	$ 0.67	44,200	9.0	$ 0.67
$1.00 - $2.00	214,971	7.6	1.54	177,747	7.4	1.58
$2.00 - $3.00	23,448	6.4	2.36	21,329	6.1	2.31
$3.00 - $4.00	28,870	4.3	3.17	26,890	3.9	3.14
$5.00 - $6.00	43,678	1.7	5.79	43,678	1.7	5.79
$0.50 - $6.00	440,967	7.1	$ 1.86	313,844	6.5	$ 2.22

The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 under the plan consistent with the method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company's operating results for 2001, 2000 and 1999 would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

	2001	2000	1999
Net income:			
As reported	$ 1,027	$ 466	$ (558)
Pro forma	954	380	(623)
Basic earnings per share:	0.22	0.10	(0.12)
As reported	0.21	0.08	(0.14)
Pro forma			
Diluted earnings per share:			
As reported	0.22	0.10	(0.12)
Pro forma	0.20	0.08	(0.14)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions using grants in 2001, 2000 and 1999, respectively:

	2001	2000	1999
Average expected life (years)	5.0	4.4	7.0
Average expected volatility	62.2%	63.0%	63.3%
Risk-free interest rates	5.0%	6.5%	5.6%
Dividend yield	0.0%	0.0%	0.0%

The pro forma results reported above will not be representative of the effect on operating results for future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Additionally, under the IAP, the Compensation Committee of the Board of Directors may award Restricted Stock and/or a Performance Award to selected employees. A Performance Award shall mean cash bonus, stock bonus or other performance or incentive award that is paid in cash, stock or a combination of both. The Company has not issued any Restricted Stock or Performance Awards.

In May 1995, the Board of Directors of the Company and the shareholders authorized the adoption of an Employee Stock Purchase Plan ("ESPP") for the Company's employees. An aggregate of 225,000 shares of common stock may be issued under the ESPP. Shares purchased under the ESPP shall be sold to participants at 85% of the reported price and the maximum number of shares that can be purchased by a participant is 1,000 shares per quarter. The ESPP shall continue in effect through May 31, 2005. During 2001, 2000 and 1999, 17,776, 27,726 and 18,546 shares were purchased, respectively, under the ESPP. As of December 29, 2001, a total of 108,651 shares have been purchased under the ESPP since its inception in May 1995.

NOTE 13 - EARNINGS PER SHARE

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

	2001			2000			1999		
	Income	Shares	Per-Share Amount	Income	Shares	Per-Share Amount	Income	Shares	Per-Share Amount
Basic EPS									
Income available to common stockholders	$ 1,027	4,635	$ 0.22	$ 466	4,632	$ 0.10	$ (558)	4,609	$ (0.12)
Effect of Dilutive Securities									
Convertible preferred stock		20			20			-	
Stock options		102			1			-	
Diluted EPS									
Income available to common stockholders plus assumed Conversions	$ 1,027	4,757	$ 0.22	$ 466	4,653	$ 0.10	$ (558)	4,609	$ (0.12)

Options to purchase shares of the Company's common stock were outstanding during the years 2001, 2000 and 1999, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares. The options were still outstanding as of December 29, 2001. Income available to common stockholders for each year presented above has not been affected by preferred dividends because the Company has not declared any dividends on its preferred shares. The convertible preferred stock and stock options are anti-dilutive and thus are not considered in the calculation of diluted earnings per share in 1999.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Concentration of Risk. Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents and receivables. The Company places its cash and cash equivalents in insured depository institutions and attempts to limit the amount of credit exposure to any one institution. At

December 29, 2001, the Company's uninsured cash balance totaled $1,283,000. The Company performs ongoing credit evaluations of its customers and when necessary maintains reserves for potential credit losses on receivables, which are not collateralized.

Litigation. The Company is party to certain pending legal proceedings and claims in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material effect on the results of operations or the financial condition of the Company.

NOTE 15 – SUBSEQUENT EVENTS

On January 2, 2002, the company entered a Development Agreement with Tricon Global Restaurants, Inc. Under the terms of the Development Agreement, Back Yard Burgers granted Tricon Global Restaurants, Inc. the right to use the Back Yard Burgers trademarks in the United States in connection with the establishment and operation of up to ten Back Yard Burgers outlets as part of multi-brand units with Taco Bell, Pizza Hut and/or KFC operations. It is anticipated that at least six of the first ten outlets will be constructed and opened in 2002 with the remaining four to be constructed and opened by no later than 2003. The initial site has been selected in Shepherdsville, Kentucky and is an existing Taco Bell that is being converted into a Taco Bell-Back Yard Burgers co-branded restaurant. The opening for this co-branded restaurant is expected to be on or around March 27, 2002. No other sites for development under this agreement have been finalized at this point.

The Development Agreement also grants to Tricon Global Restaurants, Inc. an option to co-brand up to 500 restaurants within certain geographic areas if the development schedule for the initial ten outlets is being met.

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

To the Board of Directors and Stockholders of
Back Yard Burgers, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Back Yard Burgers, Inc. and its subsidiaries at December 29, 2001, and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Memphis, Tennessee
February 15, 2002

Management's Statement of Responsibility for Financial Statements

The management of Back Yard Burgers, Inc. has the primary responsibility for the preparation and integrity of the consolidated financial statements and other financial information contained in the Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles consistently applied in all material respects and reflect estimates and judgments by management where necessary. Financial information included throughout this annual report is consistent with the consolidated financial statements.

The company maintains a system of internal accounting control that is adequate to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The adequacy of the company's internal accounting controls are under the general oversight of the audit committee of the board of directors, consisting of two outside directors and one director who is an employee of the company. The committee reviews with the independent auditors the scope and results of the annual audit.

The 2001 consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, in accordance with generally accepted auditing standards. PricewaterhouseCoopers LLP was recommended by the audit committee of the board of directors, selected by the board of directors and ratified by the company's stockholders. The independent accountants develop and maintain an understanding of the company's systems and procedures and perform such tests and other procedures, including tests of the internal accounting controls, as they deem necessary to enable them to express an opinion on the fairness of the consolidated financial statements. Such opinion, based upon their audits of the consolidated financial statements, is contained in this Annual Report.

Lattimore M. Michael
Founder, Chairman and Chief Executive Officer

Michael G. Webb
Chief Financial Officer

Directors and Officers

Board of Directors

Lattimore M. Michael
Chairman and Chief Executive Officer

William N. Griffith
Executive Vice President
And Secretary-Treasurer

W. Kurt Henke
Partner
Henke-Bufkin
(attorneys-at-law)

Jim L. Peterson
Bojangles' Restaurants, Inc. –
Chairman Emeritus

William B. Raiford, III
Of Counsel
Merkel & Cocke
(attorneys-at-law)

Joseph L. Weiss
President, A. Weiss Company
(franchisee)

Officers

Lattimore M. Michael
Chairman and Chief Executive Officer

Michael W. Myers
President and Chief Operating Officer

William N. Griffith
Executive Vice President and Secretary-Treasurer

Michael G. Webb
Chief Financial Officer

Corporate Information

Corporate Offices
1657 N. Shelby Oaks Dr., Suite 105
Memphis, TN 38134
901-367-0888

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-368-5948

Independent Accountants
PricewaterhouseCoopers LLP
Memphis, Tennessee

General Counsel
Henke-Bufkin
Professional Corporation
Clarksdale, Mississippi

Securities Counsel
Kutak Rock, LLP
Little Rock, Arkansas

Annual Meeting of Stockholders
The company will hold its annual meeting of stockholders on May 16, 2002, at 10:00 a.m. local time, at The Ridgeway Inn, 5679 Poplar Avenue, in Memphis, Tennessee. Stockholders of record as of March 22, 2002, are invited to attend this meeting.

Annual Report on Form 10-K
A copy of the company's Annual Report on Form 10-K for the year ended December 29, 2001, as filed with the Securities and Exchange Commission, may be obtained by stockholders of record without charge upon request to the company.

Stockholder Account Assistance
For address changes, registration changes, lost stock certificates, or if you are receiving duplicate copies of the Annual Report, please contact Registrar and Transfer Company at the address or number listed above.

Stock Market Information
The company's common stock trades on the Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol BYBI. At March 22, 2002, the company had approximately 4,400 stockholders, including beneficial owners holding shares in nominee or "street" name.

Back Yard Burgers completed its initial public offering of common stock in June 1993 and began public trading on June 25, 1993. The table below sets forth the high and low closing bid prices for the two-year period ended December 29, 2001:

Quarter Ended:	High	Low
April 1, 2000	$ 1.56	$ 1.19
July 1, 2000	$ 1.44	$ 1.06
September 30, 2000	$ 1.38	$ 1.13
December 30, 2000	$ 1.25	$ 0.59
March 31, 2001	$ 1.38	$ 0.94
June 30, 2001	$ 2.08	$ 1.12
September 29, 2001	$ 2.91	$ 1.65
December 29, 2001	$ 3.65	$ 2.02

The company currently anticipates that it will retain all of its earnings to support its operations and the development of its business. Therefore, the company does not pay any cash dividends on its outstanding common stock. Future cash dividends, if any, will be at the discretion of the company's board of directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, stock repurchases and other factors that the board may consider relevant.

BACK YARD BURGERS
RESTAURANT SUPPORT CENTER
1657 NORTH SHELBY OAKS DR., SUITE 105
MEMPHIS, TENNESSEE 38134
1 800 292 6939

BACK YARD BURGERS®

VISIT US AT WWW.BACKYARDBURGERS.COM
PUBLICLY TRADED ON THE NASDAQ SYMBOL BYBI